Exhibit 99.1

Date: November 9, 2026	510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: AURORA CANNABIS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	November 18, 2026
Record Date for Voting (if applicable) :	November 18, 2026
Beneficial Ownership Determination Date :	November 18, 2026
Meeting Date :	December 23, 2026
Meeting Location (if available) :	Virtually Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	05156X850	CA05156X8504

Sincerely,

Computershare

Agent for AURORA CANNABIS INC.